Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands)	2009	2008	2009	2008
Earnings: Loss before benefit for income taxes	$(237,164)	$ (64,182)	$(479,893)	$(115,309)
Interest expense	259,363	300,316	538,690	617,295
Implicit interest in rents	6,348	8,162	10,861	13,846
Total earnings	$ 28,547	$244,296	$ 69,658	$ 515,832
Fixed charges: Interest expense	$ 259,363	$300,316	$ 538,690	$ 617,295
Implicit interest in rents	6,348	8,162	10,861	13,846
Total fixed charges	$ 265,711	$308,478	$ 549,551	$ 631,141
Ratio of earnings to fixed charges*	0.11	0.79	0.13	0.82

*

Earnings were insufficient to cover total fixed charges by $237.2 million for the three months ended June 30, 2009 and $479.9 million for the six months ended June 30, 2009. Earnings were insufficient to cover total fixed charges by $64.2 million for the three months ended June 30, 2008 and $115.3 million for the six months ended June 30, 2008.

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